Filed Pursuant to Rule 433

Dated December 5, 2016

Registration Statement No. 333-202237

Supplementing Preliminary Prospectus Supplement Dated December 5, 2016 and

Prospectus dated February 23, 2015

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Issuer:	National Retail Properties, Inc.

Principal Amount:	$350,000,000

Security:	3.60% Notes due 2026

Expected Ratings (Moody’s/S&P/Fitch):	Baa1/BBB+/BBB+[1]

Trade Date:	December 5, 2016

Settlement Date:	December 12, 2016 (T+5)[2]

Maturity Date:	December 15, 2026

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2017

Benchmark Treasury:	2.00% due November 15, 2026

Benchmark Treasury Price / Yield:	96-20/2.383%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	3.733%

Coupon (Interest Rate):	3.60% per annum

Price to Public:	98.897% of the principal amount, plus accrued interest, if any, from the date of original issuance

Redemption Provisions:	Make-whole call at any time prior to September 15, 2026 based on the applicable Treasury Constant Maturity rate plus 0.20%; if, however, the Notes are redeemed on or after September 15, 2026, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AJ5 / US637417AJ54

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Jefferies, LLC

RBC Capital Markets, LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+5 settlement.

Morgan Stanley & Co. LLC Capital One Securities, Inc. Raymond James & Associates, Inc.

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or by email at prospectus@citi.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com, SunTrust Robinson Humphrey, Inc., toll-free at 1-800-685-4786 or by email at STRHdocs@SunTrust.com or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.